SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	July	2006
Commission File Number	000-23464
Hummingbird Ltd.
(Translation of registrant’s name into English)
1 Sparks Avenue, Toronto, Ontario, Canada M2H 2W1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release, dated July 11, 2006 (“Hummingbird Acknowledges Commencement of Open Text Offer, Advises Shareholders to Take No Action”).

DOCUMENT 1

Hummingbird Acknowledges Commencement of Open Text Offer,

Advises Shareholders to Take No Action

Toronto, ON – July 11, 2006 – The Board of Directors of Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) today acknowledged the formal commencement of an unsolicited offer from a wholly-owned subsidiary of Open Text Corporation (NASDAQ: OTEX, TSX: OTC) to purchase all of the outstanding common shares of Hummingbird not currently owned by Open Text and its affiliates for US$27.75 per share. Open Text first announced its intention to commence an offer on July 6, 2006.

The Hummingbird Board, in consultation with its financial and legal advisors, will thoroughly evaluate the Open Text offer. After this evaluation, the Hummingbird Board will issue a Directors’ Circular and a related Solicitation/Recommendation Statement on Schedule 14D-9F that will contain important information, including the Board’s recommendation to shareholders with respect to the Open Text offer.

Hummingbird advises shareholders to defer making any determination with respect to the Open Text offer until reading the Directors’ Circular and the related Solicitation/Recommendation Statement on Schedule 14D-9F.

The Directors’ Circular and the related Solicitation/Recommendation Statement on Schedule 14D-9F regarding the Open Text offer will be available on or before July 25, 2006.

Shareholders are urged to read the Directors’ Circular and Solicitation/Recommendation Statement on Schedule 14D-9F and any amendments thereto when they become available because they contain important information. Investors can obtain a free copy of the Directors’ Circular and Solicitation/Recommendation Statement on Schedule 14D-9F and any amendments when they become available and all other filings made by Hummingbird at www.sedar.com and www.sec.gov. In addition, these materials may be obtained free from Hummingbird by directing a request to Hummingbird, 1 Sparks Avenue, Toronto, Ontario M2H 2W1, 1.877.FLY.HUMM, Attention: Investor Relations.

As previously announced, Hummingbird is party to an arrangement agreement with affiliates of Symphony Technology Group under which a company owned by Symphony will acquire all of Hummingbird’s outstanding common shares pursuant to a plan of arrangement in an all-cash transaction valued at US$26.75 per share. A special meeting of Hummingbird’s shareholders to consider the plan of arrangement is scheduled for July 21, 2006. Hummingbird mailed a management information circular relating to the plan of arrangement to its shareholders on June 29, 2006. The circular is also available at www.sedar.com and www.sec.gov. At this time the Board continues to recommend that shareholders vote in favour of the arrangement with Symphony.

About Hummingbird

Hummingbird Ltd. is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100 companies. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com.

Hummingbird Contacts:

Inder Duggal

Chief Financial Officer

Hummingbird Ltd.

Tel: 416 496-2200 ext.2205

inder.duggal@hummingbird.com

Dan Coombes

Director, Investor Relations

Tel: 416- 496-2200 ext. 6359

dan.coombes@hummingbird.com

Michele Stevenson

Senior Manager, Corporate Communications

Tel: 416-496-2200, ext. 2623

michele.stevenson@hummingbird.com

Josh Pekarsky

Longview Communications

(604) 694-6030

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUMMINGBIRD LTD.
(Registrant)
Date:	July 17, 2006	By:	/S/ INDER P.S. DUGGAL
Name: Inder P.S. Duggal Title: Chief Financial Officer